

August 25, 2015

<u>Via E-mail</u>
Mark Sadler
Tahoe Resources Inc.
5310 Kietzke Lane, Suite 200
Reno, Nevada 89511

Re: **Tahoe Resources Inc.**
            Form 40-F for Fiscal Year Ended December 31, 2014
            Filed March 12, 2015
            File No. 001-35531

Dear Mr. Sadler:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ John Reynolds

                            John Reynolds
                            Assistant Director
                            Office of Beverages, Apparel, and Mining